Execution Version

Exhibit 99.1

AMENDING AGREEMENT

THIS AMENDING AGREEMENT (THIS “AMENDING AGREEMENT”) IS MADE AS OF NOVEMBER 14, 2013 AMONG TURQUOISE HILL RESOURCES LTD. (“TRQ”), RIO TINTO INTERNATIONAL HOLDINGS LIMITED (“RIO TINTO”) AND RIO TINTO SOUTH EAST ASIA LIMITED (THE “RIO TINTO FUNDING COMPANY”).

Recitals

A.	TRQ, Rio Tinto and the Rio Tinto Funding Company are parties to a memorandum of agreement dated August 23, 2013 (the “2013 MOA”), TRQ and the Rio Tinto Funding Company are parties to a medium term secured OT bridge funding agreement dated August 23, 2013 (the “New Bridge Funding Agreement”), TRQ and Rio Tinto are parties to a heads of agreement dated December 8, 2010, as amended (the “HoA”), and TRQ and the Rio Tinto Funding Company are parties to the terms and conditions set out in Schedule D of the HoA, as amended (the “OT Interim Funding Agreement”).

B.	The 2013 MOA provides, among other things, that in the event the OT Project Financing is not in place and available for drawdown prior to the RO Launch Deadline, TRQ is required to commence the 2013 Rights Offering for net subscription proceeds sufficient to pay or repay all amounts outstanding under the Interim Funding Facility and the New Bridge Facility, both of which facilities mature on December 31, 2013, by filing the Preliminary Prospectus on or before the RO Launch Deadline.

C.	As of the date hereof, (i) the OT Project Financing is not in place, and (ii) the parties have determined that the 2013 Rights Offering, if commenced on or after the date hereof, is not likely to be completed, and all amounts outstanding under the Interim Funding Facility and the New Bridge Facility are not likely to be repaid, on or prior to December 31, 2013.

D.	The parties desire to amend the 2013 MOA, the New Bridge Funding Agreement and the OT Interim Funding Agreement to provide for (i) an extension of the maturity date of each of the Interim Funding Facility and the New Bridge Facility until not later than January 15, 2014, (ii) a corresponding extension of the RO Launch Deadline, and (iii) certain other related matters.

NOW THEREFORE, in consideration of the covenants and agreements herein contained, TRQ, Rio Tinto and the Rio Tinto Funding Company agree as follows:

Interpretation

1.	Capitalized terms used, but not otherwise defined, herein have the respective meanings given to them in the 2013 MOA.

2.	The provisions of Sections (a) through (g) inclusive, and Sections (i) through (l) inclusive, of Schedule B to the 2013 MOA will apply, mutatis mutandis, to this Amending Agreement.

Amendments to the 2013 MOA

3.	TRQ, Rio Tinto and the Rio Tinto Funding Company agree that Section 4(a)(i) of the 2013 MOA is deleted in its entirety and replaced with the following:

“(i)	in the circumstances set out in Section 3(a), the amount required to fund the payment or repayment on the second Business Day following the RO Closing Date of all amounts then outstanding under the Interim Funding Facility and the New Bridge Facility; and”

4.	TRQ, Rio Tinto and the Rio Tinto Funding Company agree that Section 4(i) of the 2013 MOA is deleted in its entirety and replaced with the following:

“(i)	TRQ will use its reasonable commercial efforts to cause the RO Closing Date to occur as soon as reasonably practicable, provided that in any event the RO Closing Date will occur not later than January 13, 2014.”

5.	TRQ, Rio Tinto and the Rio Tinto Funding Company agree that Sections 17(k) of the 2013 MOA is deleted in its entirety and replaced with the following:

“(k)	the RO Closing Date will have occurred not later than January 13, 2014.”

6.	TRQ, Rio Tinto and the Rio Tinto Funding Company agree that Schedule A (Definitions) to the 2013 MOA is amended as follows:

(a)	by adding the following definition:

““2013 MOA Amending Agreement” means the amending agreement dated as of November 14, 2013 between TRQ, Rio Tinto and the Rio Tinto Funding Company amending, inter alia, the 2013 MOA, as such amending agreement may be amended, supplemented or restated from time to time;” and

(b)	by deleting the definition of “Transaction Documents” in its entirety and replacing it with the following:

““Transaction Documents” means, collectively, the Binding Term Sheet, this Agreement, the 2013 MOA Amending Agreement, the New Bridge Funding Agreement and the Collateral Documents;”

7.	TRQ, Rio Tinto and the Rio Tinto Funding Company agree that paragraph 1 of Schedule I (RT Canadian Holdings Funds) to the 2013 MOA is deleted in its entirety and replaced with the following:

“1.	TRQ will segregate any funds (collectively the “RT Canadian Holdings Funds”) received on the exercise of RO Rights from 46117 Yukon Inc., 7999674 Canada Inc. and/or any other member of the Rio Tinto Group that is resident in Canada for the purposes of the Tax Act in a separate bank account. For greater certainty, the RT Canadian Holdings Funds will be segregated from any funds received from other TRQ shareholders upon their exercise of RO Rights.”

Amendments to the New Bridge Funding Agreement

8.	TRQ and the Rio Tinto Funding Company agree that Subsection 1.1(a) of the New Bridge Funding Agreement is amended as follows:

(a)	by adding the following definitions:

““2013 MOA Amending Agreement” means the amending agreement dated as of November 14, 2013 between TRQ, Rio Tinto and the Rio Tinto Funding Company amending, inter alia, the 2013 MOA, as such amending agreement may be amended, supplemented or restated from time to time;”

(b)	by deleting the definition of “Maturity Date” in its entirety and replacing it with the following:

““Maturity Date” means the date that is the earliest of (i) January 15, 2014, (ii) the second Business Day following the RO Closing Date (as such term is defined in the 2013 MOA), and (iii) the date on which the Obligations otherwise become due and payable in accordance with the terms of this Agreement including, for greater certainty, pursuant to Subsection 7.2(f);” and

(c)	by deleting the definition of “Transaction Documents” in its entirety and replacing it with the following:

““Transaction Documents” means the Bridge Funding Facility Documents, the Short Term Loan Documents, the Heads of Agreement, the 2012 MOA, the 2012 MOA Amending Agreement, the Binding Term Sheet, the 2013 MOA, the 2013 MOA Amending Agreement, the Interim Funding Facility Documents, the Final Documentation, the ADSR Certificate, the PPA, the ACAA, the Series D Warrant Certificates, the OT Investment Agreement and the OT Shareholders Agreement, as each may be amended, supplemented or restated from time to time in accordance with its terms;”

Amendments to the OT Interim Funding Agreement

9.	TRQ and the Rio Tinto Funding Company agree that Subsection 1(l) of the OT Interim Funding Agreement is deleted in its entirety and replaced with the following:

“(l)	“Transaction Documents” means the Facility Documents, the Short Term Bridge Facility Documents, the New Bridge Facility Documents, the 2012 MOA, the 2012 MOA Amending Agreement, the 2013 MOA, the 2013 MOA Amending Agreement, the Heads of Agreement, the Final Documentation, the Anti-Dilution Subscription Rights certificate, the PPA, the ACAA, the warrant certificates relating to the Series D Warrants, the OT Investment Agreement and the OT Shareholders Agreement, each as amended from time to time; and

(m)	“2013 MOA Amending Agreement” means the amending agreement dated as of November 14, 2013 between TRQ, Rio Tinto and RTSEA amending, inter alia, the 2013 MOA, as such amending agreement may be amended, supplemented or restated from time to time.”

10.	TRQ and the Rio Tinto Funding Company agree that Section 6(b) of the OT Interim Funding Agreement is deleted in its entirety and replaced with the following:

“(b)	The Interim Funding Facility will mature, and all principal, interest and other amounts thereunder will be finally due and payable, on the earlier of (i) 15 January 2014 and (ii) the second Business Day following the RO Closing Date (as such term is defined in the 2013 MOA), subject to earlier mandatory prepayment of all such amounts from the proceeds of the first drawdown under the OT Project Financing pursuant to Section 8(e) hereof.”

General Provisions

11.	Except as amended hereby, all other terms of the 2013 MOA, the New Bridge Funding Agreement and the OT Interim Funding Agreement will remain unamended and in full force and effect.

12.	No modification of this Amending Agreement will be valid unless made in writing and duly executed by each of the parties hereto, and no waiver of any breach of any term, or waiver of any provision, of this Amending Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, will be limited to the specific breach or provision waived.

13.	Each of the parties hereto will take, from time to time and without additional consideration, such further actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Amending Agreement (including any consequential amendments to the Collateral Documents which may be reasonably necessary in light of the provisions hereof or such instruments as may be reasonably necessary to maintain the validity and enforceability of the Collateral Documents), and the parties agree to negotiate in good faith with respect to the taking of all such further actions and the form and content of all such additional instruments.

14.	Except as expressly permitted in this Amending Agreement, none of the parties hereto may assign its rights or obligations under this Amending Agreement without the prior written consent of the other parties hereto, provided that either or both of Rio Tinto or the Rio Tinto Funding Company may, without the prior consent of TRQ, assign and transfer any of its respective rights and obligations hereunder to any other member of the Rio Tinto Group.

15.	This Amending Agreement will be binding upon and enure to the benefit of the respective successors and permitted assigns of the parties hereto.

16.	Time is of the essence in this Amending Agreement.

17.	This Amending Agreement will be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein, save that (i) Sections 8 through 10 hereof inclusive and (ii) in interpreting the provisions of such Sections (and for purposes of such interpretation only but not otherwise), any other provisions of this Amending Agreement which are necessary to construe the provisions of such Sections, shall in each case be governed and construed in accordance with English law.

18.	The parties hereto agree that this Amending Agreement is an integral part of the transactions contemplated by, and forms part of, the PPA. For greater certainty, all references to “this Agreement” in the PPA are deemed to include the amendments and additional provisions set forth in this Amending Agreement. Except as expressly amended or provided for in this Amending Agreement, nothing in this Amending Agreement derogates from any existing rights of the parties in the PPA including, for greater certainty, those set out in Part 8 of the PPA. The parties hereto agree that any matter in dispute under this Amending Agreement will be determined by arbitration in accordance with Part 16 of the PPA.

19.	This Amending Agreement may be executed in counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. Delivery of an executed signature page to this Amending Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Amending Agreement by such party.

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IN WITNESS WHEREOF, the parties hereto have executed this Amending Agreement as of the date first above written.

TURQUOISE HILL RESOURCES LTD.

By:	(signed) Kay G. Priestly
Title: Chief Executive Officer

RIO TINTO INTERNATIONAL HOLDINGS LIMITED

By:	(signed) Ulf Quellmann
Title: Director

RIO TINTO SOUTH EAST ASIA LIMITED

By:	(signed) Ulf Quellmann
Title: Director

[Amending Agreement]